SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)Under
the Securities Exchange Act of 1934

               Americas Power Partners, Inc.
(Name of Issuer)

               Common Stock
(Title of Class of Securities)

               030 61A 107
(CUSIP Number)

Stephen P. Gibson, 2081 S.E. Ocean Blvd., Stuart, FL 34996   (772) 286-7175
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(The second part of this cover page continues on the following page.)

CUSIP No. 030 61A 107	13D	Page 2 of 4 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stephen P. Gibson
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceeding is Required Pursuant To Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 970,187 shares 8 Shared Voting Power 0 shares 9 Sole Dispositive Power 970,187 shares 10 Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 970,187 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 12.0% (1)
14	Type of Reporting Person (See Instructions) IN

(1)

This percentage is based on 7,138,100 shares of Common Stock outstanding as of March 31, 2003 (as reported by the Issuer in its Form 100-QSB for the quarterly period ended March 31, 2003), plus the conversion of the 775,046 shares of Series A convertible preferred stock owned by the reporting person, which are currently convertible into 970,187 shares of Common Stock (calculated pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No. 030 61A 107	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

        This statement relates to the Common Stock of Americas Power Partners, Inc. (the “Issuer”), whose principal executive offices are located at 710 North York Road, Hinsdale, Illinois 60521.

Item 2. Identity and Background.

        The name of the reporting person is Stephen P. Gibson. Mr. Gibson’s business address is 2081 S.E. Ocean Boulevard, Stuart, Florida 34996. Mr. Gibson is a Vice President of Armstrong International, Inc., a Michigan corporation (“Armstrong”), whose address is 2081 S.E. Ocean Boulevard, Stuart, Florida 34996. Armstrong’s principal business is the manufacture and distribution of equipment for industrial and commercial steam systems. During the past five (5) years, Mr. Gibson has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree, or final order against Mr. Gibson enjoining future violations of, prohibiting, or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Gibson is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Gibson is deemed to beneficially own 970,187 shares of Common Stock of the Issuer in connection with his purchase of 775,046 shares of Series A Preferred Stock of the Issuer pursuant to a Series A Preferred Stock Purchase Agreement dated December 31, 2003. The Series A Preferred shares were purchased for a total purchase price of $7,750.46. Each share of Series A Preferred Stock is currently convertible into 1.251779 shares of Common Stock of the Issuer, which conversion ratio is subject to change pursuant to the Issuer’s Articles of Incorporation. The funds used for the purchase were from Mr. Gibson’s personal funds.

Item 4. Purpose of Transaction.

        Mr. Gibson has purchased the securities for investment purposes. Mr. Gibson may acquire additional shares of Common Stock of the Issuer or securities convertible into Common Stock of the Issuer, or may dispose of the same, through market transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Gibson beneficially owns 970,187 shares of the Common Stock of the Issuer pursuant to his ownership of 775,046 shares of Series A Preferred Stock of the Issuer, which are convertible into shares of Common Stock of the Issuer as described in Item 3 above.

Mr. Gibson’s beneficial ownership represents approximately 12.0% of the issued and outstanding shares of the Issuer’s Common Stock. This percentage is based on 7,138,100 shares of Common Stock outstanding as of March 31, 2003 (as reported by the Issuer in its Form 10-QSB for the quarterly period ended March 31, 2003), plus the conversion of the 775,046 shares of convertible preferred stock reported as beneficially owned by the reporting person (calculated pursuant to Rule 13d-3(d)(1)(i)).

(b)	Mr. Gibson has the sole power to vote and dispose of the stock reported pursuant to paragraph (a).

(c)

Mr. Gibson purchased 775,046 shares of Series A Preferred Stock of the Issuer from Merrill H. Armstrong pursuant to a Series A Preferred Stock Purchase Agreement dated December 31, 2003. The sales price was $.01 per share. The closing of the sale took place on December 31, 2003, at 2081 S.E. Ocean Boulevard, Stuart, Florida 34996.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 030 61A 107	13D	Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The securities reported in this statement as owned by Mr. Gibson are subject to certain rights of first refusal set forth in that certain Series A Preferred Stock Purchase Agreement, dated January 31, 2000, by and among the Issuer and certain other parties.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Series A Preferred Stock Purchase Agreement, dated January 31, 2000, by and among the Issuer and certain other parties (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Form 8-K/A filed March 20, 2000).

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Stephen P. Gibson Stephen P. Gibson Date: January 13, 2004